FOIA CONFIDENTIAL TREATMENT REQUESTED1

June 6, 2014
VIA EDGAR AND OVERNIGHT MAIL
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed on February 5, 2014
File No. 000-15386
Dear Mr. Wilson:
We are in receipt of your letter dated May 27, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 28, 2013 filed on February 5, 2014, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 28, 2013
Executive Compensation, page 34 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 10, 2014)
Compensation Discussion and Analysis
Long-Term Incentive Plan Compensation, page 28

1.	You indicate on page 29 that individual equity grants made to your NEOs in fiscal 2013 were based upon job responsibilities, performance during 2012 and
_______________________
1 Certain confidential portions of this letter were omitted by means of redacting a portion of the text or certain numbers deemed confidential. The symbols “[***]” have been inserted in place of the text portions and numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

Confidential Treatment Requested
by Cerner Corporation
Cerner 001

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 2

contributions to the achievement of your financial and strategic objectives, anticipated future contributions to the company, market pay and stock wealth accumulation. Such generalized disclosure does not explain how you determined the specific equity grants made to each named executive officer. In future filings please provide a more detailed discussion of how you considered and weighed each of the identified factors in determining the size of the equity grants actually awarded to each named executive officer.
Company's Response:
Commencing with our 2015 proxy statement, we will expand our discussion of how we considered and weighed each of the identified factors in determining the size of the equity grants actually awarded to each named executive officer.
Certain Transactions, page 51

2.
We note your disclosures describing the economic value of certain agreements with entities controlled by related parties. However, you do not appear to disclose the approximate dollar value of the amount of the related person’s interest in the transaction. For example, you disclose that in connection with your 2012 contract with GRAND Construction to assist with managing the design and development of your Continuous Campus, you anticipate paying GRAND Construction approximately $1.8 million, but you do not disclose the approximate dollar value of Messrs. Patterson and Mr. Illig’s interest in the transaction. In your response letter, please disclose the dollar value of the related person’s interest in the transactions described in this section. Refer to Item 404(a)(4) of Regulation S-K.

Company's Response:
We are unable to ascertain the approximate dollar value of the amount of the related persons’ interests in the transactions disclosed where such are described as being controlled by Mr. Patterson and Mr. Illig in our 2014 Proxy Statement. The three instances in the 2014 Proxy Statement where Mr. Patterson’s and Mr. Illig’s interests are noted as controlling the entity involved in the disclosed transaction are with respect to the Company’s transactions with Kansas Unified Development, LLC, OnGoal LLC and GRAND Construction, LLC. No direct payments to Mr. Patterson or Mr. Illig were made by any of the companies involved in these transactions or by the Company. Additionally, Mr. Patterson’s and Mr. Illig’s economic interests in the transactions described may not necessarily equate the percentage of their indirect ownership in the contracting entities of the total transaction value.
Kansas Unified Development, LLC is wholly owned by an entity that is indirectly owned

Confidential Treatment Requested
by Cerner Corporation
Cerner 002

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 3

approximately 39% by Mr. Patterson and 39% by Mr. Illig. OnGoal LLC is owned 78.1% by an entity that is indirectly owned 50% by Mr. Patterson and 50% by Mr. Illig. 60% of the voting stock of GRAND Construction, LLC is owned by an entity that is indirectly owned 50% by Mr. Patterson and 50% by Mr. Illig.

3.
We are unable to locate the agreements you entered into with Grand Construction, LLC, in 2012, to assist with managing the development, design and construction of your Continuous Campus and to develop certain leased ground into a parking lot. Please file these agreements, or provide your analysis for why they are not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Company's Response:
Item 601(b)(10)(ii)(A) requires the filing of material contracts in the following circumstance (emphasis added): “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price..."
We determined that the agreements entered into with GRAND Construction LLC in connection with managing the development, design and construction of our Continuous Campus were immaterial in amount and significance. As disclosed in our 2013 and 2014 Proxy Statements, the total fees paid to GRAND Construction LLC for its services in connection with our Continuous Campus were approximately $3.2 million.
Additionally, the agreement we entered into with GRAND Construction LLC in connection with developing certain leased ground into a parking lot was also determined to be immaterial in amount and significance. The total fees paid to GRAND Construction LLC in connection with the development of the parking lot were approximately $677,000.
The total amount spent with GRAND Construction LLC on the Continuous Campus and the parking lot development since 2012 is less than $4 million. Based on the foregoing facts, the Company determined that the agreements with GRAND Construction LLC were immaterial in amount and significance, and therefore such agreements were not filed in accordance with Item 601(b)(10)(ii).

Confidential Treatment Requested
by Cerner Corporation
Cerner 003

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 4

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(5) Receivables, page 58

4.
We note your response to prior comment 3 that Fujitsu Services Limited (“Fujitsu”) has indicated that pursuant to the terms of your agreement with Fujitsu, it will not address the outstanding accounts and contracts receivable until it has resolved the claims between Fujitsu and The Secretary of State for Health in England and Wales (“the Authority”) arising out of the termination of the Project Agreement between Fujitsu and the Authority. We further note that the dispute resolution proceedings between Fujitsu and the Authority are private and confidential and you are not a party to those proceedings. Thus, you do not have complete knowledge of the progress and status of such proceedings. Considering that recovery of your receivables is dependent on the resolution of claims between Fujitsu and the Authority, and that you don’t have complete knowledge of the status of these proceedings, tell us why you don’t believe there is at least a reasonable possibility that your estimates regarding collectability of such amounts might materially change in the near term. Further, please tell us the status of the proceedings relating to the claims between Fujitsu and NIS that you describe in paragraph 3 of your response to comment 2 in your letter dated March 29, 2013, of which you are aware.

Company's Response:
We do not believe there to be a reasonable possibility that our estimates regarding collectability will materially change in the near term because it is our understanding that the dispute proceedings between Fujitsu and the Authority are ongoing and we have received no additional information which would change our original assessment that we believe that Cerner Limited is entitled to fully collect on the outstanding accounts and contracts receivable due from Fujitsu based on the terms of the Subcontract. [***] Similarly, based on the facts and circumstances known at this time, including without limitation that we believe Fujitsu has the financial means to pay the outstanding accounts and contracts receivable, management continues to believe that collection of such amounts is probable.
We will continue to monitor developments and the facts and circumstances for purposes of evaluating the need for additional disclosure in future filings.

Confidential Treatment Requested
by Cerner Corporation
Cerner 004

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 5

(11) Settlement Charges, page 63

5.
Please tell us the specific factors you considered in determining that the possibility of a loss was remote, both as of December 31, 2012 and September 30, 2013. Also, clarify the differences between the assumptions that you made in determining that the likelihood of a loss was remote and the factors that led to the unfavorable decision in the arbitration proceeding, and why you did not consider these factors as of September 28, 2013. Additionally, if such litigation was not disclosed under Item 3-Legal Proceedings based on your belief that it was non-material or routine litigation, please fully explain the basis for this belief. Explain how you evaluated the nature of both the claims as well as the recovery sought in reaching your conclusion. Your analysis should address the implications of this legal proceeding on disclosure obligations for each reporting period after the filing of the lawsuit.

Company's Response:
Part A - Please tell us the specific factors you considered in determining that the possibility of a loss was remote, both as of December 31, 2012 and September 30, 2013.
All of the information available to the Company at the time the Form 10-K for the year ended December 29, 2012 was filed indicated that the claim was without merit, and it was not reasonably possible that a material loss had been incurred. [***] In addition, the Company relied on its experience resolving claims made by dissatisfied clients in the ordinary course of business. Until the unfavorable, interim arbitration decision in December 2013 and the subsequent settlement, no such claim had resulted in a material loss to the Company. Our analysis at the relevant times did not indicate that the substance of the Minot claim would result in a significantly different outcome.
The parties agreed to arbitration but the arbitration proceeding did not commence until October 7, 2013 and the arbitration panel’s interim decision was not awarded until December 10, 2013. Therefore, the Company determined not to include disclosure in its consolidated financial statements for the year ended December 29, 2012, under the guidance in FASB ASC Topic 450, Contingencies.
Additionally, as previously disclosed in our letter dated April 10, 2014, the Company did not receive the revised reports of Minot's expert witnesses regarding its alleged damages until July 2013 and did not depose those witnesses until the last week in August 2013. The Company’s expert witness delivered its report in August 2013. The report provided by the Company's expert witness identified flaws in Minot's analysis and numerous errors and made the assessment that, if the Company's patient accounting system was responsible for deterioration in the hospital's financial condition, the provable damages would be approximately $4 million. The Company had not concluded that the patient accounting

Confidential Treatment Requested
by Cerner Corporation
Cerner 005

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 6

system caused deterioration in the hospital’s financial condition. Based on the foregoing factors, and the fact that the parties agreed to arbitration but the arbitration proceeding did not commence until October 7, 2013 and the arbitration panel’s interim decision was not issued until December 10, 2013 it was still the Company’s judgment that Minot’s claims were without merit, and the possibility of a materially unfavorable resolution of such claims was remote as of the date we filed our financial statements for the period ended September 28, 2013. Therefore, the Company determined not to include disclosure in its consolidated financial statements for the period ended September 28, 2013, under the guidance in FASB ASC Topic 450, Contingencies.
Part B - Also, clarify the differences between the assumptions that you made in determining that the likelihood of a loss was remote and the factors that led to the unfavorable decision in the arbitration proceeding, and why you did not consider these factors as of September 28, 2013.
The substance of the interim arbitration decision issued in December 2013 differed from the Company’s assumptions in a number of ways. [***] The Company did not consider these differences as of September 28, 2013 because the arbitration hearing was not complete until October 22, 2013 and coming out of such hearing we still believed that the likelihood of a loss was remote.
Part C - Additionally, if such litigation was not disclosed under Item 3-Legal Proceedings based on your belief that it was non-material or routine litigation, please fully explain the basis for this belief. Explain how you evaluated the nature of both the claims as well as the recovery sought in reaching your conclusion. Your analysis should address the implications of this legal proceeding on disclosure obligations for each reporting period after the filing of the lawsuit.
There was no filing of a lawsuit, but rather the parties agreed to binding arbitration to resolve the dispute. As previously disclosed, having concluded it not reasonably possible that a loss had been incurred, the Company determined disclosure of the claim under Item 103 of Regulation S-K was not required because it reasonably believed, based on its expert witness’s opinion and its own investigation, that the matter was not material. Other than the unsubstantiated claim of Minot, the information available to the Company at all times prior to the Company’s filing of its quarterly report on Form 10-Q for the period ended September 28, 2013 supported the Company’s determination that the amount in dispute was substantially less than 10% of its consolidated current assets, and therefore, disclosure under Item 103 was not required.
The Company did not receive the revised reports of Minot's expert witnesses regarding its alleged damages until July 2013 and did not depose those witnesses until the last week in August 2013. The Company’s expert witness delivered its report in August 2013. The report identified flaws in Minot's analysis and numerous errors and made the assessment

Confidential Treatment Requested
by Cerner Corporation
Cerner 006

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 7

that, if the Company's patient accounting system was responsible for deterioration in the hospital's financial condition, the provable damages would be approximately $4 million. The Company had not concluded that the patient accounting system was responsible for such deterioration.
Following the receipt of the reports of Minot's expert witnesses and the opportunity to depose those witnesses, the Company determined that disclosure of the arbitration proceeding under Legal Proceedings in the Form 10-Q for the period ended September 28, 2013 was appropriate.
Additionally, after the announcement of the interim award in our Form 8-K filed on December 12, 2013, we noted no subsequent, significant decline in our stock price.

* * * * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer

Confidential Treatment Requested
by Cerner Corporation
Cerner 007